For Immediate Release
TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FOURTH QUARTER 2017 AND YEAR END
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA (March 13, 2018) - Bellatrix Exploration Ltd. (“Bellatrix”, "we", "us", "our" or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the fourth quarter and year ended December 31, 2017. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the years ended December 31, 2017 and 2016. Bellatrix's audited financial statements and notes, and the MD&A are available on our website at www.bxe.com, and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

		Three months ended December 31,		Year ended December 31,
		2017	2016	2017	2016
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities		13,425	17,114	55,210	37,546
Per diluted share (1)		$0.27	$0.35	$1.12	$0.88
Adjusted funds flow (2)		15,700	8,437	58,240	40,916
Per diluted share (1)		$0.32	$0.17	$1.18	$0.96
Net profit (loss)		(13,053)	23,085	(91,363)	(26,668)
Per diluted share (1)		($0.26)	$0.47	($1.85)	($0.62)
Capital – exploration and development		25,755	24,640	120,651	78,660
Total capital expenditures – net (3)		26,212	(137,940)	65,084	(246,194)
Credit Facilities		52,066	19,143	52,066	19,143
Senior Notes		305,409	324,691	305,409	324,691
Convertible Debentures (liability component)		39,426	37,420	39,426	37,420
Long term loan receivable		—	(8,775)	—	(8,775)
Adjusted working capital deficiency (2)		23,926	23,716	23,926	23,716
Total net debt (2)		420,827	396,195	420,827	396,195
SELECTED OPERATING RESULTS
Total revenue (3)		60,897	67,907	249,399	227,874
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,602	8,993	9,192	9,935
Natural gas	(mcf/d)	164,848	137,372	166,078	154,453
Total oil equivalent (4)	(boe/d)	37,077	31,888	36,872	35,677
Average realized prices
Crude oil and condensate	($/bbl)	69.64	58.12	62.93	48.41
NGLs (excluding condensate)	($/bbl)	27.68	18.87	21.52	13.14
Natural gas	($/mcf)	1.79	3.29	2.27	2.27
Total oil equivalent	($/boe)	17.42	22.95	18.12	16.86
Total oil equivalent (including risk management (5))	($/boe)	20.80	22.19	20.45	18.38
Selected Key Operating Statistics
Commodity sales	($/boe)	17.42	22.95	18.12	16.86
Other income	($/boe)	0.43	0.20	0.41	0.59
Royalties	($/boe)	1.78	2.64	1.78	1.43
Production expenses	($/boe)	7.81	10.57	8.31	8.70
Transportation	($/boe)	1.92	1.07	1.75	0.93
Operating netback (3)	($/boe)	6.34	8.87	6.69	6.39
Realized gain (loss) on risk management contracts	($/boe)	3.38	(0.76)	2.33	1.52
Operating netback (3) (including risk management (5))	($/boe)	9.72	8.11	9.02	7.91

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	Three months ended December 31,		Year ended December 31,
SHARE STATISTICS	2017	2016	2017	2016
COMMON SHARES
Common shares outstanding (6)	49,378,026	49,317,165	49,378,026	49,317,165
Weighted average shares (1)	49,378,026	48,716,487	49,351,848	42,821,013
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High	3.52	7.00	6.83	9.95
Low	1.85	4.80	1.85	4.80
Close	2.15	6.40	2.15	6.40
Average daily volume	371,933	414,894	227,648	456,470
NYSE
(US$, except volumes) based on intra-day trading
High	2.80	5.35	5.15	7.40
Low	1.44	3.60	1.44	3.60
Close	1.72	4.72	1.72	4.72
Average daily volume	125,134	104,850	96,969	191,849
(1) Basic weighted average shares for the three months and year ended December 31, 2017 were 49,378,026 (2016: 48,716,487) and 49,351,848 (2016: 42,821,013), respectively. In computing weighted average diluted loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the three months and year ended December 31, 2017, a total of nil (2016: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2016: nil) common shares issuable on conversion of the Convertible Debentures were added to the denominator for the three months and year resulting in diluted weighted average common shares of 49,378,026 (2016: 49,716,487) and 49,351,848 (2016: 42,821,013), respectively.
(2) The terms “adjusted funds flow”, “adjusted funds flow per share”, “total net debt”, and “adjusted working capital deficiency”, do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Capital performance measures” disclosed at the end of this Press Release.
(3) The terms “operating netbacks”, “total capital expenditures - net”, and “total revenue" do not have standard meanings under GAAP. Refer to “Non-GAAP measures” disclosed at the end of this Press Release.
(4) A boe conversion ratio of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(6) Fully diluted common shares outstanding for the three months and year ended December 31, 2017 were 57,172,998 (2016: 58,063,029). This includes 1,622,132 (2016: 2,573,024) of share options outstanding and 6,172,840 (2016: 6,172,840) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(7) TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.
FINANCIAL & OPERATIONAL HIGHLIGHTS
Strong fourth quarter 2017 results concluded a solid operational year for Bellatrix, demonstrated by consistent improvement in corporate operating guidance throughout the year and full year results that met or exceeded expectations.
Fourth quarter 2017 performance included the following operational and financial achievements:

•
Production volumes in the fourth quarter of 2017 averaged 37,077 boe/d (74% natural gas weighted), representing 16% growth compared to fourth quarter 2016 average volumes. Production levels in the fourth quarter 2017 remained consistent with third quarter 2017 levels, delivering a strong full year achievement from the 2017 capital program.

•	Production expenses in the fourth quarter of 2017 averaged $7.81/boe, down 26% compared with fourth quarter 2016 production expenses.

•
Bellatrix’s borrowings under its Credit Facilities were $52.1 million at December 31, 2017 providing approximately $67.9 million of undrawn capacity (before deducting outstanding letters of credit). Other than amounts outstanding under our Credit Facilities, Bellatrix has no debt maturities until 2020 and 2021.

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In 2017, Bellatrix drilled and/or participated in 26 gross (19.3 net) Spirit River liquids rich natural gas wells, 3 gross (3.0 net) Cardium wells and 4 gross (1.6 net) Ellerslie wells. Bellatrix's operated drilling activity in 2017 included, a total of 101,040 meters drilled, 35,297 meters of which was horizontal length. All-in (drill, complete, equip and tie-in) well costs in 2017 for our operated Spirit River program averaged $3.8 million, meaningfully below the $4.0 million budgeted cost level during the year.
Efficiency improvements continued in 2017, which provide the foundation for continued cost suppression. In 2017, Bellatrix averaged 13.5 days from spud to rig release, an 8% improvement year over year. These operational efficiencies achieved through 2017 are enduring and Bellatrix continues to improve on its already industry leading well cost and performance metrics year to date in 2018.
Bellatrix delivered strong operational performance in 2017 relative to guidance expectations as summarized below:

	2017 Results	2017 Annual Guidance	Actual Results Versus Guidance
Average daily production (boe/d)	36,872	36,000	2%
Average product mix
Natural gas (%)	75	76	(1)%
Crude oil, condensate and NGLs (%)	25	24	1%
Capital Expenditures ($000’s)
Total net capital expenditures(1)	122,636	120,000	3%
Property disposition - cash(2)	(48,798)	(50,500)	(3)%
Total net capital expenditures after property disposition - cash	73,838	69,500	7%
Production expense ($/boe)	8.31	8.50	(2)%
(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions, and facilities transferred.
(2) Property disposition - cash guidance refers to the Strachan and West Pembina asset sales and does not include transaction costs or adjustments, 2017 results include adjustments.
LOW FD&A COSTS ACHIEVED IN 2017
Bellatrix delivered low cost reserve additions in 2017 with growth in both Proved (“1P”), and Proved plus Probable (“2P”) reserve categories notwithstanding the sale of non-core assets during the year. Bellatrix maintained a focused capital program in 2017 adding Proved Developed Producing ("PDP") reserves at a finding, development and acquisition ("FD&A") cost of $4.81/boe excluding capital invested in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”), and $5.27/boe including the Alder Flats Plant. The PDP recycle ratio excluding Alder Flats Plant capital was 1.9 times. Bellatrix’s 2P and 1P FD&A costs including changes in future development capital (“FDC”) in 2017 averaged $3.36/boe and $4.34/boe, respectively. On a three year average basis (2015 to 2017), Bellatrix delivered strong 2P and 1P FD&A costs including changes in future development capital of $2.39/boe and $4.05/boe, respectively. Strong FD&A costs were once again achieved in 2017 highlighting the low cost structure Bellatrix has built in finding and developing its resource base in West Central Alberta. With an inventory of 354 net well locations in the Spirit River liquids rich natural gas play and 213 net well locations in the higher liquids Cardium play, Bellatrix maintains decades of low cost development drilling opportunities. The Company’s calculated 1P and 2P reserve life indices remained relatively unchanged year over year at 13.5 years and 17.4 years, respectively.
CAPITAL COSTS STRUCTURALLY REDUCED BY 10% IN 2018 FURTHER IMPROVING LONG TERM COMPETITIVENESS
A series of incremental improvements and operational measures have delivered a step change reduction for all-in average Spirit River well costs (drill, complete, equip and tie-in) to under $3.5 million in the first quarter of 2018 (from $3.8 million in 2017). An enhanced focus on pad drilling to reduce surface disturbance (reduced need for pipeline infrastructure and improved efficiency for operating wells), increased monobore style drilling, other proprietary drilling techniques, and reduced nitrogen use are examples of cost reduction efforts achieved. In addition, drilling efficiency gains have continued in 2018, averaging approximately 10 days from spud to rig release for the Spirit River program down from a full program average of 13.5 days in 2017.

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In addition to the cost savings, Bellatrix delivered productivity improvements with average well performance from the Company's 2017 Spirit River well program outperforming expected results by approximately 38% on an IP180 basis. The combination of lower capital costs and improved well performance provide enhanced corporate competitiveness against weak natural gas prices.
CREDIT FACILITIES RECONFIRMED AT $120 MILLION DURING THE FOURTH QUARTER
During the fourth quarter of 2017, Bellatrix completed the semi-annual borrowing base redetermination under the Company’s syndicated revolving credit facilities (“Credit Facilities”), and the borrowing base was reconfirmed at $120 million, comprised of a $25 million operating facility and a $95 million syndicated facility. The next semi-annual redetermination, scheduled for May 2018, will incorporate the results of Bellatrix’s recently completed 2017 year-end independent reserves evaluation. Other than $52 million outstanding under the Credit Facilities as at December 31, 2017, the Company has no debt maturities until 2020, providing the Company with approximately $55 million of available liquidity, after deducting letters of credit.
STRONG RISK MANAGEMENT PROTECTION IN 2018 & SALES MARKET DIVERSIFICATION THROUGH 2020
During the fourth quarter of 2017, Bellatrix added to its commodity price risk management protection for calendar 2018. Bellatrix has 66.1 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.06/mcf, representing approximately 40% of forecast 2018 natural gas volumes.
Bellatrix has also diversified its natural gas price exposure through physical sales contracts that give the Company access to the Dawn, Chicago, and Malin natural gas pricing hubs. This long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 26% of the Company’s forecast 2018 natural gas volumes.
In combination, the market diversification sales and fixed price hedges cover approximately 2/3 of natural gas volumes in 2018 and just under 50% in 2019 (based on the mid-point of 2018 average production guidance). Bellatrix’s hedging program is part of the Company's overall risk management strategy providing reduced commodity price volatility and greater assurance over future revenue and operating funds flow which help drive the capital and reinvestment decisions within our business. Bellatrix’s 2018 through 2020 commodity price risk management contracts as at March 13, 2018 include:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	January 1, 2018 to December 31, 2018	66.1 MMcf/d	$3.06/mcf
Natural gas	AECO/NYMEX basis swap	April 1, 2018 to October 31, 2018	10,000 MMBtu/d	NYMEX -US$1.24/MMBtu
Natural gas	AECO/NYMEX basis swap	April 1, 2019 to October 31, 2020	10,000 MMBtu/d	NYMEX -US$1.24/MMBtu
Propane	Fixed price differential	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI
Crude oil	Fixed price swap	January 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14/bbl
(1) Prices for natural gas fixed price swap contracts assume a conversion of $/GJ to $/mcf based on an average corporate heat content rate of 40.3Mj/m3.
Bellatrix’s market diversification contracts as at March 13, 2018 include:

Product	Market	Start Date	End Date	Volume
Natural gas	Chicago	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Chicago	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Malin	February 1, 2018	October 31, 2020	15,000 MMBtu/d
ALDER FLATS PHASE 2 EXPANSION PROJECT REMAINS ON SCHEDULE AND UNDER BUDGET
Utilization remained strong at the Alder Flats Plant (Phase 1) with an average utilization rate of 99% in 2017, providing strategic benefits to Bellatrix including reduced operating costs, improved deep cut liquids extraction and reliability of processing.
The Phase 2 expansion project of the Alder Flats Plant remains on schedule and approximately 5% under budget. The project represents the last stage of our multi-year infrastructure build out and upon completion will more than double gross throughput capacity at the Alder Flats Plant to 230 MMcf/d (from 110 MMcf/d currently). Major equipment installation progressed throughout

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the fall and was completed on plan in November. Major mechanical construction was completed in December and electrical and instrumentation installation activity began in August 2017 and was completed in early 2018. Pre-commissioning activity has commenced with full commissioning of the Phase 2 expansion expected in March, with operations on-stream early in the second quarter of 2018.
Completion of Phase 2 of the Alder Flats Plant, will add an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest, and forecasted 2018 production volume additions are expected to deliver continued reductions in production expenditures in 2018 to a range of $7.50/boe to $7.90/boe. Completion of Phase 2 is anticipated to drive improved revenue generation through additional higher margin natural gas liquids (“NGL”) extraction, resulting in an improvement in our average corporate liquid weighting to approximately 26% in 2018, which we expect to, in turn, drive enhanced corporate profit margins and cash flow.
Capital costs remaining for the Phase 2 expansion, net to Bellatrix`s 25% working interest, are estimated at approximately $3 million in calendar 2018 (excluding received partner prepayment). Upon completion, Bellatrix expects the majority of capital investment to be utilized directly in drilling, completion and production addition activities with minimal capital required for facilities and infrastructure projects over the near term. Management expects that completion of Phase 2 of the Alder Flats Plant will provide the facilities and processing capacity to grow net production volumes beyond 60,000 boe/d, with minimal future facility related capital.
OPERATIONAL AND FINANCIAL SUMMARY

•
Production volumes in the fourth quarter of 2017 averaged 37,077 boe/d (74% natural gas weighted), representing 16% growth compared to fourth quarter 2016 average volumes. Production levels in the fourth quarter 2017 remained consistent with third quarter 2017 levels.

•
Adjusted funds flow generated in the three months ended December 31, 2017 was $15.7 million ($0.32 per basic and diluted share), an increase of 89% from $8.3 million ($0.17 per basic share and diluted share) in the third quarter of 2017. Fourth quarter 2017 adjusted funds flow represented an increase of 86% from the comparable period of 2016, largely reflecting a stronger oil and liquids prices, and higher realized gains on risk management contracts between the periods.

•
Exploration and development capital expenditures were $25.8 million in the fourth quarter of 2017 and $120.7 million for the year ended December 31, 2017, which was in line with total net capital expenditure full year corporate guidance.

•
The Company drilled and/or participated in 2 gross (1.9 net) Spirit River wells during the fourth quarter of 2017. Completion and tie-in operations during the fourth quarter included 7 gross (4.6 net) Spirit River wells and 1 gross (1.0 net) Cardium well. Facilities related capital investment was focused primarily on the Phase 2 expansion project of the Alder Flats Plant.

•
Bellatrix’s borrowings under its Credit Facilities were $52.1 million and total net debt was $420.8 million at December 31, 2017. At December 31, 2017, Bellatrix had approximately $55.0 million of undrawn capacity (approximately 46% undrawn) on its $120 million Credit Facilities after deducting outstanding letters of credit of $12.9 million that reduce the amount otherwise available to be drawn on the Credit Facilities. Upon completion of Phase 2 of the Alder Flats Plant, Bellatrix expects the amount of its outstanding letters of credit to reduce by $6.2 million, thereby increasing available liquidity.

•
For the quarter ended December 31, 2017, Bellatrix’s Senior Debt to Bank EBITDA (as defined in the MD&A) ratio was 1.22 times, well below the financial covenant of 3.0 times as permitted by the agreement governing the Credit Facilities.

•
Total revenue was $60.9 million for the fourth quarter 2017, compared to $67.9 million realized in the fourth quarter 2016, primarily attributable to a 10% decrease in corporate average realized prices over the comparative period.

•	The corporate royalty rate in the three months ended December 31, 2017 averaged 11% of sales (after transportation), consistent with 10% averaged in the third quarter of 2017.

•
Production expenses in the fourth quarter of 2017 averaged $7.81/boe, down 26% compared with fourth quarter 2016 production expenses. Full year 2017 production expenses averaged $8.31/boe, compared with $8.70/boe in 2016. Bellatrix

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has provided a production expenditure guidance range of $7.50/boe to $7.90/boe in 2018 given continued cost suppression activity, strong production volumes, and the contribution from the Phase 2 completion in the second quarter 2018.

•
Our corporate operating netback (including risk management) realized for the three months ended December 31, 2017 was $9.72/boe, up 20% compared with $8.11/boe realized in the fourth quarter 2016. This change reflects lower realized natural gas prices mitigated by higher production volumes, lower production expenditures, and increased realized gains on risk management contracts over the comparable periods.

•
Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three months ended December 31, 2017 were $8.8 million ($2.57/boe), up modestly compared with $7.3 million ($2.11/boe) in the third quarter of 2017.

•
Bellatrix recorded a net loss for the three months ended December 31, 2017 of $13.1 million compared to a net profit of $23.1 million for the three months ended December 31, 2016. The decrease in net profit period over period is due to a non-cash impairment reversal recognized in the fourth quarter of 2016 of $264 million with no equivalent reversals in 2017, offset partially by a loss on property disposition recognized in the fourth quarter of 2016 with no equivalent costs in 2017 and an increase in realized and unrealized gains on commodity contracts.

•	As at December 31, 2017, Bellatrix had approximately 148,804 net undeveloped acres of land principally in Alberta.

•	As at December 31, 2017, Bellatrix had approximately $1.35 billion in tax pools available for deduction against future income.

•	Bellatrix maintained a strong Liability Management Rating of 10.86 in Alberta versus an industry average of 4.64 as at January 6, 2018.
OUTLOOK & 2018 CORPORATE GUIDANCE
On December 14, 2017 Bellatrix’s Board of Directors approved the 2018 capital budget of between $65 to $80 million, designed to achieve average production volumes of between 35,000 to 37,000 boe/d. The 2018 capital budget will remain flexible throughout the year, and given continued weakness in the forward strip natural gas prices, Bellatrix intends on managing our capital investment program near the lower end of the capital guidance range.
Development activity in 2018 focuses on achievement of the following strategic objectives:

•	Completing construction of Phase 2 of the Alder Flats deep cut gas plant with commissioning planned to commence early in the second quarter of 2018.

•
Optimizing forecast return on invested capital through a flexible drilling program focused on Spirit River liquids rich natural gas investment opportunities and higher liquids weighted opportunities in the Cardium play.

•	Maintaining a flexible approach to capital investment with the potential to accelerate or decelerate capital expenditures throughout the year.

•
Enhancing adjusted funds flow through optimal delivery of production volumes during periods of stronger commodity prices by leveraging Bellatrix’s controlled infrastructure and firm service delivery capacity.

•	Preserving liquidity and balance sheet strength.

•	Continuing to work on cost suppression activities through ongoing technological and operationally focused initiatives.

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Bellatrix’s 2018 guidance estimates are outlined in the following table.

2018 Guidance
Production
2018 Average daily production (boe/d)	35,000-37,000
Average product mix
Natural gas (%)	74
Crude oil, condensate and NGLs (%)	26
Net Capital Expenditures
Total net capital expenditures ($000) (1)	65,000-80,000
Expenses
Production expense ($/boe) (2)	7.50-7.90
(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2018.
(2) Production expenses before net processing revenue/fees.

CONFERENCE CALL INFORMATION
A conference call to discuss Bellatrix's fourth quarter and year end results and reserves will be held on March 14, 2018 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239. The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix's website at http://www.bxe.com/investors/presentations-events.cfm and will be archived on the website for approximately 30 days following the call.
Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "BXE".

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NON-GAAP MEASURES
Throughout this press release, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company's calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix's liquidity and its ability to generate funds to finance its operations. For additional information about these non-GAAP measures, including reconciliations to the most directly comparable GAAP terms, see our MD&A.
CAPITAL PERFORMANCE MEASURES
In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company's financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company's press release, MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.
This press release contains the term "adjusted funds flow" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in the MD&A. Adjusted funds flow per share is calculated using the weighted average number of shares for the period.
This press release also contains the terms "total net debt" and "adjusted working capital deficiency", which also are not recognized measures under GAAP. Therefore reference to total net debt and adjusted working capital deficiency, may not be comparable with the calculation of similar measures for other entities. The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Senior Notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of decommissioning liabilities and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.
FORWARD LOOKING STATEMENTS
Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "position", "continue", "opportunity", "expect", "plan", "maintain", "estimate", "assume", "target",

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"believe" "forecast", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, the expectation that operational efficiencies achieved through 2017 will be enduring, the number of future well locations in the Spirit River liquids rich natural gas play and in the higher liquids Cardium play, the expectation that Bellatrix maintains decades of low cost development opportunities, the expectation that lower capital costs and improved well performance may provide enhanced corporate competitiveness against weak natural gas prices, the percent of forecast 2018 natural gas volumes hedged, the percent of forecast 2018 natural gas volumes subject to AECO pricing, the percent of forecast 2018 natural gas production volumes subject to hedges or market diversification in 2018 and 2019, the expectation that the Company's risk management strategy provides reduced price volatility and greater assurance over future revenue and operating funds flow, the expectation that the Phase 2 expansion project of the Alder Flats Plant remains on time and on budget, the capacity of the Alder Flats Plant upon completion of Phase 2, expected timing for full commissioning of the Phase 2 expansion, Bellatrix's expected net ownership capacity from Phase 2 of the Alder Flats Plant, expected benefits of completion of the Alder Flats Plant including reductions in production expenditures, increased liquids extraction and expected improvements in corporate profit margins and cash flow, expected capital costs remaining for the Phase 2 expansion, the expectation that after completion of Phase 2 of the Alder Flats Plant the majority of Bellatrix's 2018 capital investment will be utilized directly in drilling, completion and production addition activities with minimal capital required for facilities and infrastructure projects over the near term, the expectation that completion of Phase 2 of the Alder Flats Plant will provide the facilities and processing capacity to grow net production volumes beyond 60,000 boe/d with minimal future facility related capital, forecast 2018 production expenditure, expected details of the Company's 2018 capital budget, the intent that the 2018 capital budget will remain flexible throughout the year, the intent that Bellatrix will manage the Company's capital investment program near the lower end of the capital guidance range, Bellatrix's strategic objectives for the Company's planned 2018 development activity, the intent that the 2018 drilling program will be focused on Spirit River liquids rich natural gas investment opportunities and higher liquids weighted opportunities in the Cardium play, the expectation that Bellatrix will be able to accelerate or decelerate capital expenditures throughout the year, the expectation that the Company may enhance adjusted funds flow in 2018 through optimal delivery of production volumes during periods of stronger commodity prices by leveraging Bellatrix’s controlled infrastructure and firm service delivery capacity, guidance relating to 2018 average daily production, average production mix, net capital expenditures and production expense and the intent to principally focus on profitable development of the Spirit River liquids rich natural gas play. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on March 13, 2018 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which

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the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
BARRELS OF OIL EQUIVALENT
The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
INITIAL RATES OF PRODUCTION
References in this press release to initial production rates associated with certain wells are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. The Company cautions that such production rates should be considered to be preliminary.
OIL AND GAS METRICS
This press release contains metrics commonly used in the oil and natural gas industry, such as FD&A costs, recycle ratio, operating netback, and reserve life index. These terms do not have standardized meanings and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. FD&A costs are used as a measure of capital efficiency. FD&A presented herein has been calculated based on exploration, development and acquisition capital spent in the applicable period (including changes in future development capital, if applicable, for that period) divided by the change in reserves for that period including revisions for that same period. Bellatrix provides FD&A costs that incorporate all acquisitions and exclude the reserve, capital, and FDC impact of dispositions during the year. The calculation of FD&A herein is based on working interest reserves. Recycle ratio is a measure for evaluating the effectiveness of a company's reinvestment program and the efficiency of capital investment. It accomplishes this by comparing the operating netback per boe to that year’s reserve FD&A cost per boe. See "Non-GAAP Measures" above for a description of how operating netbacks are calculated. The reserve life index for 2017 is calculated by dividing reserves as at December 31, 2017 by 2018 forecasted average production and has been presented to provide a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time. Additional details of how these measures have been calculated are included in the press release of the Company

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dated March 1, 2018, which is available on the Company's website at www.bxe.com, and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
DRILLING LOCATIONS
This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations, which are sometimes collectively referred to as “booked locations”, are derived from the Company’s most recent independent reserves evaluation of the Company's assets as prepared by InSite Petroleum Consultants Ltd. (“InSite”) as of December 31, 2017 and account for drilling locations that have associated proved or probable reserves, as applicable. Unbooked locations are internal estimates based on the Company’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Of the 354 net Spirit River drilling locations identified herein, 129 are proved or probable locations and 225 are unbooked locations. Of the 213 net Cardium drilling locations identified herein, 117 are proved or probable locations and 96 are unbooked locations. Unbooked locations have specifically been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, and engineering, production and reserves data on prospective acreage and geologic formations. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.
INFORMATION REGARDING DISCLOSURE ON OIL AND GAS RESERVES
The reserves data set forth herein is based upon a report prepared by InSite, the Company's independent reserves evaluator, which is an independent reserves assessment and evaluation prepared by InSite with an effective date of December 31, 2017. The report prepared by InSite was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities.

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